FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the fiscal third-quarter September 1, 2003 - November 30, 2003

Concordia Bus AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 17154 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         X   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                  .

Concordia Bus AB (publ)

556576-4569

CONCORDIA BUS AB

STOCKHOLM, SWEDEN

THIRD QUARTER SEPTEMBER 1, 2003 – NOVEMBER  30, 2003

AND

NINE MONTHS PERIOD MARCH 1, 2003 – NOVEMBER 30, 2003

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements – Concordia Bus AB (publ) and subsidiaries

Unaudited consolidated interim statements of operations for the three months ended November 30, 2003 and November 30, 2002

Unaudited consolidated interim statements of operations for the nine months ended November 30, 2003 and November 30, 2002

Unaudited interim consolidated balance sheets as of November 30, 2003 and February 28, 2003

Unaudited consolidated interim cash flow statements for the nine months ended November 30, 2003 and 2002

Notes to unaudited consolidated interim financial statements

CONCORDIA BUS AB (PUBL)

THIRD QUARTER AND NINE MONTHS PERIOD ENDED REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Concordia Bus AB (“Concordia” or the “Company”) hereby submits the unaudited interim financial statements for the nine-month period ended November 30, 2003. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 10. The financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2004” for the year ended February 29, 2004). The end of the third financial quarter for Concordia is November 30 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements.

The discussion that follows compares our actual results for 2003 with our restated results for 2002.

Financial Highlights

The following table summarizes Concordia’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Third quarter ended November 30, 2003 compared to the third quarter ended November 30, 2002

	2003		2002 Reported		2002 Restated
	SEK million	%	SEK million	%	SEK million	%
Revenues	1,203	100.0%	1,243	100.0%	1,243	100.0%
Operating profit/(loss)	(3)	0.3%	(21)	(1.7)%	(24)	(1.9)%
EBITDAR(1)	190	15.8%	171	13.8%	168	13.5%
EBITDAR before exceptional items (2)	190	15.8%	214	17.2%	204	16.4%
Net profit/(loss)	(25)	2.1%	(52)	(4.2)%	(55)	(4.4)%

Nine-month period ended November 30, 2003 compared to the nine-month period ended November 30, 2002

	2003		2002 Reported		2002 Restated
	SEK million	%	SEK million	%	SEK million	%

Revenues	3,558	100.0%	3,570	100.0%	3,570	100.0%
Operating loss	(25)	(0.7)%	(19)	(0.5)%	(32)	(0.9)%
EBITDAR(1)	534	15.0%	515	14.4%	502	14.1%
EBITDAR before exceptional items (2)	534	15.0%	582	16.3%	572	16.0%
Net loss	(136)	(3.8)%	(159)	(4.5)%	(172)	(4.8)%

(1)             EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions, EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Concordia’s operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Concordia with other companies. EBITDAR has been derived from amounts found under “Consolidated statement of operations” on Page 10 and 11 of this quarterly report, prepared under Swedish GAAP.

(2)             Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.  See Note 2.

Third quarter ended November 30, 2003 compared to the third quarter ended November 30, 2002

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year. The discussion compares our results for 2003 with our restated results for 2002.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues decreased by SEK 40 million, or 3%, from SEK 1,243 million for the quarter ended November 30, 2002 to SEK 1,203 million for the quarter ended November 30, 2003. Revenues from the provision of bus services for local public transportation authorities decreased by SEK 52 million, or 5%, from SEK 1,119 million for the three months ended November 30, 2002 to SEK 1,067 million for the three months ended November 30, 2003. The SEK 52 million decrease was derived largely from lost contracts worth SEK 72 million offset by new contracts of SEK 34 million with the remaining decrease of  SEK 14 million resulting from a combination of a volume decrease, price increase upon renewal of contracts, increase from the indexation adjustments and other changes in existing contracts.

Revenues from express bus services increased by SEK 12 million, or 17%, from SEK 69 million for the three months ended November 30, 2002 to SEK 81 million for the three months ended November 30, 2003. The revenue increase derives primarily from a 12% increase in passengers carried and from a price increase of 4% effective from July 1, 2003.

Revenues from coach hire services declined by SEK 3 million or 10% from SEK 29 million for the three months ended November 30, 2002 to SEK 26 million for the three months ended November 30, 2003. The revenue decline is a direct reflection of a lower level of business activities and decreased tourism.

Other revenues amounted to SEK 29 million for the quarter ended November 30, 2003 and SEK 26 million for the three months ended November 30, 2002. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net gain on sale of fixed assets is comprised of sales of buses and other assets held by Concordia. Gain on sale of fixed assets was SEK 2 million for the three months ended November 30, 2003, an increase of SEK 3 million from a loss on sale of fixed assets of SEK 1 million for the three months ended November 30, 2002. Numbers of buses sold during the quarter were 117 units on which we realized SEK 7 million in cash.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs decreased by SEK 57 million, or 5%, from SEK 1,169 million for the three months ended November 30, 2002 to SEK 1,112 million for the three months ended November 30, 2003. This decrease is due to a number of factors, which are explained below.

Additional factors

Fuel, tires and other consumable costs decreased by SEK 4 million or 2%, to SEK 238 million for the three months ended November 30, 2003 from SEK 242 million for the three months ended November 30, 2002. The major reduction was due to less kilometers driven due to lost contracts and more efficient operations in Stockholm. The average price of diesel was 3.2% lower versus the corresponding period previous year.  This was offset by increased fuel consumption during the period whereas maintenance costs were stable during the periods.

Personnel costs decreased by SEK 30 million to SEK 643 million, for the three months ended November 30, 2003 from SEK 673 million for the three months ended November 30, 2002. This decrease resulted from a reduction in number of drivers due to lost contracts, which resulted in lower wage costs of  SEK 44 million, productivity gains in Stockholm of SEK 8 million and other reductions of SEK 4 million. This decrease was partially offset by an increase in wages resulting from an effective pay award of 3.8% of SEK 22 million, increased pension contributions of SEK 2 million and increased sick pay of SEK 2 million following regulation changes in Sweden from July 2003.

In addition other external costs decreased by SEK 25 million, to SEK 134 million for the three months ended November 30, 2003 from SEK 159 million for the three months ended November 30, 2002, and consisted mainly of reduction in subcontracting costs of SEK 23 million. Subcontracting costs were unusually high during the three months ended November 30, 2002 due to difficulties encountered during the start-up phase of a contract in Stockholm. Other contributors to the decrease in external costs included a reduction in operating costs of SEK 1 million as a result of more efficient Stockholm operations and a reduction in administrative overheads of SEK 3 million. The reduction was partly offset by increased damage and insurance premium of SEK 2 million.

Operating lease charges increased by SEK 2 million to SEK 97 million for the three months ended November 30, 2003 from SEK 95 million for the three months ended November 30, 2002. This increase was principally a result of increased use of operating leases for buses of SEK 7 million which were reduced by SEK 5 million due to lower interest rate for the three months ending November 30, 2003. The total number of buses under operating leases was 1,301 as of November 30, 2003, compared to 1,110 as of November 30, 2002 and 1,262 units as of August 31, 2003.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs decreased by SEK 1 million from SEK 97 million for the three months ended November 30, 2002 to SEK 96 million for three months ended November 30, 2003, principally as a result of a reduction in the number of buses in the fleet that we own. Total goodwill amortization was SEK 11 million for both periods.

Operating Loss

Operating loss decreased by SEK 21 million from a loss of SEK 24 million for the three months ended November 30, 2002 to a loss of SEK 3 million for the three months ended November 30, 2003.

Operating profit from bus operations for public authorities increased by SEK 18 million from an operating profit of SEK 7 million for the three months ended November 30, 2002, to an operating profit of SEK 25 million for the three months ended November 30, 2003 due to overcompensation of cost increases. Operating profit from express bus services was SEK 7 million for the three months ended November 30, 2003 compared to SEK 6 million for the three months ended November 30, 2002. Operating profit from coach hire services was SEK 0 for the three months ended November 30, 2003, compared to operating profit of SEK 1 million for the three months ended November 30, 2002. Head office items and other decreased by SEK 3 million from SEK 27 million for the three months ended November 30, 2002, to SEK 24 million for the three months ended November 30, 2003.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans and other financial indebtedness. Financial income and expenses decreased by SEK 19 million to net financial expenses of SEK 25 million for the three months ended November 30, 2003, compared to net financial expenses of SEK 44 million for the three months ended November 30, 2002. The interest expense decreased by SEK 3 million to SEK 52 million for the three months ended November 30, 2003 from SEK 55 million for the three months ended November 30, 2002 and is attributable to lower interest rates and lower level of debt. This primarily relates to an increased foreign exchange gain of SEK 32 million for the three months ended November 30, 2003 compared to a gain of SEK 15 million for the three months ended November 30, 2002.

Taxes

The standard rate of taxation in Sweden is 28%. Concordia Bus has not paid any taxes for the period ended November 30, 2003. The effective tax rate for the three months ended November 30, 2003 was 11%. The difference to the tax rate is due to amortization of goodwill (11%) and valuation allowance of net-operating losses (6)%.

Nine-month period ended November 30, 2003 compared to the nine-month period ended November 30, 2002

The following section provides an analysis of our results of operations between the actual numbers for the nine month period March 1 – November 30, 2003 as compared with the nine month period March 1 – November 30, 2002. The discussion compares our actual results for 2003 with our restated results for 2002.

Revenues

Revenues decreased SEK 12 million or 0.3%  from SEK 3,570 million for the nine months ended November 30, 2002 to SEK 3,558 million for the nine months ended November 30, 2003.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 41 million, or 1%, from SEK 3,175 million for the nine months ended November 30, 2002 to SEK 3,134 million for the nine months ended November 30, 2003. The SEK 41 million decrease is due to lost contracts worth SEK 186 million which occurred largely in the second and third quarters. This was partly offset by new contracts worth SEK 107 million and an increase of SEK 38 million is due to a combination of a volume and price movements upon renewal of contracts, increase from indexation adjustments and changes in existing contracts.

Revenues from express bus services increased by SEK 23 million, or 10%, from SEK 223 million for the nine months ended November 30, 2002 to SEK 246 million for the nine months ended November 30, 2003. The revenue increase derives primarily from a 10% increase in passengers carried and from a price increase of 4% effective from July 1, 2003.

Revenues from coach hire services declined by SEK 13 million, or 13%, from SEK 102 million for the nine months ended November 30, 2002 to SEK 89 million for the nine months ended November 30, 2003. The revenue decline is a direct reflection of a lower level of business activities and decreased tourism, mainly due to the general recession in the economy.

Other revenues increased by SEK 19 million from SEK 70 million for the nine months ended November 30, 2002 to SEK 89 million for the nine months ended November 30, 2003. The increase was largely a result of one-off compensation for the driver relief breaks introduced in Stockholm region.

During the nine months ended November 30, 2003, revenues of SEK 2,995 million were generated in Sweden, revenues of SEK 271 million were generated in Norway, and revenues of SEK 292 million were generated in Finland. During the nine months ended November 30, 2002, revenues of SEK 2,919 million were generated in Sweden, revenues of SEK 350 million were generated in Norway, and revenues of SEK 301 million were generated in Finland.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets increased from a loss of SEK 5 million for the nine months ended November 30, 2002 to a gain of SEK 4 million for the nine months ended November 30, 2003.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs remaine relatively flat at SEK 3,314 million for the nine months ended November 30, 2003 compare to SEK 3,309 million for the nine months ended November 30, 2002. The increase of SEK 5 million is due to a number of factors, which are outlined below.

Additional details on Operating Costs:

Fuel, tires and other consumable costs have increased by SEK 12 million or 2% to SEK 682 million for the nine months ended November 30, 2003 from SEK 670 million for the nine months ended November 30, 2002. The increase is largely due to a high diesel price during the first quarter resulting in increased costs by SEK 14 million and higher maintenance costs in the first quarter of SEK 10 million. This has been offset by the lower volumes as a result of lost contracts, which resulted overall in a lower cost of SEK 12 million.

Personnel costs remained relatively flat at SEK 1,931 million for the nine months ended November 30, 2003 compared to SEK 1,932 million for the nine months ended November 30, 2002. The decrease of SEK 1 million is due to a reduction of drivers in our lost contracts resulting in lower wage costs of SEK 66 million, productivity gains in Stockholm of SEK 16 million and other reductions of SEK 4 million. This was offset by an effective pay increase of 3.8% in resulting in higher wage costs of SEK 47 million and higher pension premiums of SEK 11 million. In addition, the need for extra drivers in Stockholm due to the new legislation regarding relief breaks has resulted in increased wage costs of SEK 27 million.

Operating lease charges increased by SEK 40 million, or 16%, from SEK 246 for the nine months ended November 30, 2002 to SEK 286 for the nine months ended November 30, 2003. This increase was principally a result of our increased use of operating leases for buses. The total number of buses under operating leases was 1,301 as of November 30, 2003, compared to 1,110 as of November 30, 2002.

Other external costs decreased by SEK 46 million to SEK 415 million for the nine months ended November 30, 2003 from SEK 461 million for the nine months ended November 30, 2002. The decrease was mainly due to a reduction of subcontractors of SEK 38 million and decreased administration costs of SEK 7 million due to normalisation of Stockholm operations.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs decreased by SEK 15 million, or 5%, from SEK 288 million for the nine months ended November 30, 2002 to SEK 273 million for the nine months ended November 30, 2003 principally as a result of the shift towards increased operational leasing of buses and away from ownership. Total goodwill amortization was SEK 33 million for the nine months ended November 30, 2003, which remained constant with the nine months ended November 30 2002.

Operating Loss

Operating loss was SEK 25 million for the nine months ended November 30, 2003, compared to an operating loss of SEK 32 million for the nine months ended November 30, 2002 due to overhead cost reductions and higher contribution from the new and renewed contracts.

Operating profit from bus operations for local public transportation authorities was SEK 35 million for the nine months ended November 30, 2003, compared to an operating profit of SEK 38 million for the nine months ended November 30, 2002, mainly due to undercompensation of cost increases through revenue increases from index adjustments and increased operating lease charges.

Operating profit from express bus services decreased by SEK 1 million to SEK 27 million for the nine months ended November 30, 2003 compared to SEK 28 million for the nine months ended November 30, 2002 due to increased operating lease charges. Operating profit from coach hire services decreased from SEK 9 million for the nine months ended November 30, 2002, to SEK 6 million for the nine months ended November 30, 2003 due to lower revenues.

Head office costs and other items decreased from SEK 74 million for the nine months ended November 30, 2002, to SEK 60 million for the nine months ended November 30, 2003 due largely to termination compensation payments in the period to November 30, 2002 of SEK 7 million and overall reduction in professional charges and reduction in heads during the period to November 30, 2003

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial expenses decreased by SEK 29 million from a financial expense of SEK 193 million for the nine months ended November 30, 2002 to SEK 164 million for the nine months ended November 30, 2003. Interest expense decreased by SEK 15 million due to lower interest rates and a lower level of debt. Our foreign exchange gains were SEK 13 million higher compared to the nine months ended November 30, 2002 and lower other finance charges of SEK 1 million.

Taxes

The standard rate of taxation in Sweden is 28%. Concordia Bus did not pay any taxes for the nine months ended November 30, 2003. The effective tax rate for the nine months ended November 30, 2003 was 26%. The difference to the tax rate is due to amortization of goodwill (5%) and an adjustment of deferred tax asset for tax loss carry-forward 4% and valuation allowance of net operating losses (1%).

Trend Information

During the first nine months ended November 30, 2003, we have submitted tenders for 1,060 buses out of the 1,573 buses that were open for competitive tenders which included contracts for routes where we already operated 531 buses. Of these 1,060 units results for  990 units have been announced. We have retained 154 buses out of the 469 buses we operated. Lost units include our Gothenburg contract which was for 140 buses. In addition, we won a total of 210 units from our competitors. We currently await results on a further 70 units of which Concordia operates 62 units. There is an outstanding tender for Karlstad in Sweden where we have lodged a complaint against the CPTA for unfair practice as our bid was lower by SEK 1 million compared to the announced winning bid. On the basis of the complaint the court has stopped the signing of the contracts until the finalisation of it’s investigation. CPTA in Hedmark, Norway has announced SBC the winner of a 90 bus contract subject to finalisation of terms regarding VAT adjustment and is subject to signing of the final contract.

During the remainder of the financial year ending February 29, 2004 a further 378 units will be up for tender, of which we currently operate 61 units.

Liquidity and Capital Resources

Concordia will require cash principally to repay indebtedness incurred in connection with financing its acquisition of Concordia Bus Nordic AB in January 2000. Most of this indebtedness is comprised of the senior subordinated notes and the borrowings under senior loan facilities.

During February 2002 Concordia restructured its credit facilities with the issue of additional senior subordinated bonds of  €60 million. The proceeds were used to pre-pay senior credit facilities, to provide adequate liquidity and to fund the purchase of buses for our Stockholm contracts that started on March 4, 2002

The outstanding amount of the senior subordinated notes as of November 30, 2003 was €160 million. These notes will mature on February 15, 2010 and carry a fixed interest rate of 11% per annum. Interest is paid on February 15 and August 15 of each year until maturity.

The senior credit facilities currently include a term loan of SEK 842 million, a bullet loan of SEK 108 million, a general- purpose revolving credit facility of SEK 100 million and an overdraft facility of SEK 50 million. The loan accrues interest of STIBOR or EURIBOR plus 1.75% - 2.00%. As of November 30, 2003, SEK 950 million of this facility was outstanding.

As of November 30, 2003 Concordia had total net indebtedness of SEK 2,191 million after the deduction of cash balance of  SEK 224 million. The interest expense for the nine months ended November 30, 2003 was SEK 162 million. Concordia Bus has complied with all of its debt covenants as of November 30, 2003.

Net cash provided by operating activities was SEK 61 million for the nine months ended November 30, 2003, compared to a negative cash flow of SEK 69 million for the nine months ended November 30, 2002. The increase was largely attributable to an improvement in working capital mainly due to a decrease in current receivables. Concordia has repaid the senior loans in the amount of SEK 25 million including a foreign exchange gain of SEK 3 million during the nine months ended November 30, 2003, and repaid financial lease liabilities by SEK 4 million.

Net capital expenditures on tangible assets were SEK 7 million for the nine months ended November 30, 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•              Interest rates on debt;

•              Foreign exchange rates;

•              Fuel prices; and

•               Inflation.

The following risk management discussion and that the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. We currently hedge our exposure to interest rate fluctuations through the use of derivative instruments. Our policy is to ensure that interest rate payments on at least 50% of our senior term loans are hedged for a period of three years. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the payments we make under the senior facility. We have also entered into Euro interest rate swaps and caps to fix a portion of our loans in Euro, for our operations in Finland.

Based on variable debt levels at November 30, 2003 of SEK 950 million, a 1% change in interest rates would impact net interest expense by approximately SEK 9.5 million per annum, in addition a 1% change in interest rates would increase operating lease charges by SEK 14 million per annum. Senior subordinated notes outstanding at November 30, 2003 with a carrying value of SEK 1,441 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are also exposed to currency fluctuations on our loans, primarily as a result of having to make interest payments in Euro on our senior subordinated notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge 50% of our future interest payments on the senior subordinated notes against adverse movements for us in the Swedish Kronor/Euro exchange rate and to hedge 50% of our future payments on the senior subordinated notes through a cap on positive movements for us in the Swedish Kronor/Euro exchange rate. See the subheading “Liquidity and Capital Resources” in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 11.8 million per annum.

Fuel Prices

Concordia is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 28, 2005. We have achieved this fixed SEK price through a combination of two hedges. We have a fuel price hedge to purchase diesel fuel at fixed dollar prices and a corresponding currency hedge to fix the SEK rate at which we purchase dollars. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 8.6 million per annum.

Inflation

Inflation had no material impact on our operations during the half-year ended November 30, 2003 or the year ended February 28, 2003. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 9 million per annum when compared to the previous year.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THIRD QUARTER

(in millions of SEK except loss per share)	Note	September 1, 2003 – November 30, 2003	September 1, 2002 – November 30, 2002 Reported	September 1, 2002 – November 30, 2002 Restated*)
		(Unaudited)	(Unaudited)	(Unaudited)

Net revenue	1	1,203	1,243	1,243

Fuel, tires and other consumables		(238)	(242)	(242)
Personnel costs		(643)	(673)	(673)
Other external costs		(134)	(159)	(159)
Operating lease charges	5	(97)	(95)	(95)
Depreciation and amortization		(96)	(97)	(97)
Gain (Loss) on sale of fixed assets		2	2	(1)
Operating loss	1,2	(3)	(21)	(24)

Interest income		2	2	2
Interest expense and similar items	3	(27)	(46)	(46)
Financial Income and Expenses		(25)	(44)	(44)
Loss after financial items		(28)	(65)	(68)

Taxes		3	13	13

Net loss for the period		(25)	(52)	(55)

Loss per share (SEK)		(4,947)	(10,436)	(10,998)

*) In fiscal 2003, we had initially booked our loss on our sale of fixed assets in the fourth quarter as an year-end adjustment. We have now restated this loss to report the loss in the period when the assets were sold. This restatement does not change our total operating loss figure for fiscal 2003.  It does impact the operating profit/(loss) figure on a quarterly basis, however, by increasing the loss (or reducing the profit) for each of the first three quarters of fiscal 2003.

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS PERIOD

(in millions of SEK except loss per share)	Note	March 1, 2003 – November 30, 2003	March 1, 2002 – November 30, 2002 Reported	March 1, 2002 – November 30, 2002 Restated*)
		(Unaudited)	(Unaudited)	(Unaudited)
Net revenue	1	3,558	3,570	3,570

Fuel, tires and other consumables		(682)	(670)	(670)
Personnel costs		(1,931)	(1,932)	(1,932)
Other external costs		(415)	(461)	(461)
Operating lease charges	5	(286)	(246)	(246)
Depreciation and amortization		(273)	(288)	(288)
Gain (Loss) on sale of fixed assets		4	8	(5)
Operating loss	1,2	(25)	(19)	(32)

Interest income		4	7	7
Interest expense and similar items	3	(164)	(193)	(193)
Financial income and expenses		(160)	(186)	(186)
Loss after financial items		(185)	(205)	(218)

Taxes		49	46	46

Net loss for the period		(136)	(159)	(172)

Loss per share (SEK)		(27,247)	(31,861)	(34,452)

*) In fiscal 2003, we had initially booked our loss on our sale of fixed assets in the fourth quarter as a year-end adjustment. We have now restated this loss to report the loss in the period when the assets were sold. This restatement does not change our total operating loss figure for fiscal 2003.  It does impact the operating profit/(loss) figure on a quarterly basis, however, by increasing the loss (or reducing the profit) for each of the first three quarters of fiscal 2003.

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	November 30, 2003	Feb 28, 2003
(In millions of SEK)		(Unaudited)

Fixed assets

Goodwill		732	765
Total intangible fixed assets		732	765

Buildings and land		2	2
Equipment, tools, fixtures and fittings		33	38
Vehicles		1,565	1,793
Total tangible fixed assets		1,600	1,833

Capitalized borrowing costs		79	92
Other long-term receivables		5	5
Receivable due from group companies		16	25
Total financial fixed assets		100	122

Total fixed assets		2,432	2,720

Current assets

Inventories		30	35

Accounts receivable		262	335
Other current receivables		32	37
Accrued income and prepaid expenses		236	177
Total receivables		530	549

Cash and bank balances	4	224	199

Total current assets		784	783

TOTAL ASSETS		3,216	3,503

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	November 30, 2003	Feb 28, 2003
(in millions of SEK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (5 000 shares at par value SEK 100)		1	1
Restricted reserves		27	27
Total restricted equity		28	28

Non-restricted equity
Retained earnings		48	394
Net loss		(136)	(344)

Total non-restricted equity		(88)	50

Total shareholder’s equity	8	(60)	78

Liabilities

Provisions:
Provisions for pensions and similar commitments		63	69
Provisions for loss contracts		27	46
Deferred tax liability		8	56

Total provisions		98	171
		63	69
Non current liabilities
Liabilities to credit institutions	4	712	858
Senior subordinated notes	4	1,441	1,460

Total non current liabilities		2,153	2,318

Current liabilities
Short-term portion of long-term liabilities	4	262	145
Accounts payable		219	244
Other current liabilities		92	104
Accrued expenses and deferred income		452	443

Total current liabilities		1,025	936

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,216	3,503

PLEDGED ASSETS AND CONTINGENT LIABILITIES	7

Pledged assets		2,423	2,847
Contingent liabilities		693	693
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		3,116	3,540

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2003 – November 30, 2003	Group March 1, 2002 – November 30, 2002
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(185)	(218)
- Reversal of depreciation and amortization		273	288
- Reversal of capital (gains) losses		(4)	5
- Reversal of change of provisions		(25)	20
- Reversal of amortization of deferred financing costs		14	13
Interest income		(4)	(7)
Interest expense		168	185
Interest and other financial items paid		(128)	(143)
Paid taxes		1	2
Exchange gain		(18)	(5)
		92	140

Change in working capital
Increase (-)/decrease (+) in stock		5	(2)
Increase (-)/decrease (+) in current receivables		19	(138)
Increase (+)/decrease (-) in current liabilities		(55)	(70)

Net cash flow provided by (used in) operating activities		61	(70)

Cash flow from investing activities
Investments in financial fixed assets		—	(4)
Investments in land, buildings, machinery and equipment		(22)	(215)
Sales of land, buildings, machinery and equipment		15	41
Sale of financial fixed assets		—	0
Interests and dividends		2	7
Net cash flow used in investing activities		(5)	(171)

Cash flow from financing activities
Payments of long-term borrowings		(29)	(45)
Net cash flow provided by (used in) financing activities		(29)	(45)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		27	(286)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		199	422

Translation difference		(2)	2

CASH AND BANK BALANCES AT END OF PERIOD		224	138

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus AB, together with its subsidiaries (“Concordia”), is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

The operations of Concordia consist of providing regular bus services under contract through its subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

The unaudited consolidated financial statements for the year ended November 30, 2003 and 2002 include adjustments, all of which are normal recurring adjustments, which Concordia’s management considers necessary for a fair presentation of the results for these unaudited periods.

Accounting principles

The same accounting policies and methods of computation are followed in the consolidated interim financial statements as of and for the three months ended November 30, 2003 as compared with the most recent annual financial statements.

Going concern

Concordia has approximately SEK 2,391 million of long-term debt due to third parties, excluding long-term finance lease obligations. Concordia’s ability to service the existing debt (interest and amortization) is dependent on the underlying businesses generating sufficient cash flow. Revenues generated by the underlying businesses during the period March 1, 2003 – November 30, 2003 have not been sufficient to cover their costs.

Concordia Bus Nordic AB and its subsidiaries are continuing to implement cost reduction initiatives and have started to see signs of significant improvements in compensation levels from their contracts with public transportation authorities.  If the cost-cutting initiatives or other measures that management deem required are not successful and losses continue, these companies’ equity bases may need to be restored and, if they are not able to comply with the covenants of the debt agreements, they may require waivers from their lenders or additional equity funding in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

These financial statements have been prepared under the assumption that the group will be successful in its initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern.  These financial statements have also been prepared under the assumption that Concordia will be in compliance with its debt covenants for the upcoming 12-month period.  If Concordia would be in breach of any of its debt covenants during the next 12 months, a major portion of its long-term debt would become due and payable.

These unaudited interim financial statements have been prepared in accordance with the recommendations issued by the Swedish Accounting Council’s recommendation regarding interim financial statements.

Note 1. Net revenue and operating profit (loss) by segment

Revenue	September 1, 2003 – November 30, 2003	September 1, 2002 – November 30, 2002	March 1, 2003 – November 30, 2003	March 1, 2002 – November 30, 2002
CPTA – Sweden	888	915	2,585	2,539
CPTA – Norway	81	105	261	339
CPTA – Finland	98	99	288	297
Total CPTA	1,067	1,119	3,134	3,175
Express	81	69	246	223
Interbus	26	29	89	102
Total bus operations	1,174	1,217	3,469	3,500
Other revenue and group elimination	29	26	89	70
Total revenue	1,203	1,243	3,558	3,570

Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	September 1, 2003 – November 30, 2003	September 1, 2002 – November 30, 2002 Reported	September 1, 2002 – November 30, 2002 Restated*
CPTA – Sweden	26	1	13
CPTA – Norway	1	2	0
CPTA – Finland	(2)	(6)	(6)
Total CPTA	25	(3)	7
Express	7	4	6
Interbus	0	(1)	1
Total Express and Interbus	7	3	7
Total bus operations	32	0	14
Gain of sale of fixed assets	—	2	—
Goodwill amortization	(11)	(11)	(11)
Head office items and others	(24)	(12)	(27)
Total operating profit	(3)	(21)	(24)

Operating profit (loss)	March 1, 2003 – November 30, 2003	March 1, 2002 – November 30, 2002 Reported	March 1, 2002 – November 30, 2002 Restated*
CPTA – Sweden	47	19	59
CPTA – Norway	1	5	(8)
CPTA – Finland	(13)	(13)	(13)
Total CPTA	35	11	38
Express	27	21	28
Interbus	6	4	9
Total Express and Interbus	33	25	37
Total bus operations	68	36	75
Gain of sale of fixed assets	—	9	—
Goodwill amortization	(33)	(33)	(33)
Head office items and others	(60)	(31)	(74)
Total operating profit	(25)	(19)	(32)

*) We have restated for fiscal 2003 the allocation of our operating lease charges so that only the depreciation element is included in the costs for each operating segment’s operating profit (or loss).  We have also removed from each operating segment the head office costs that we had previously allocated to each one.  These are now reported in a separate line item “Head office items and other”.  In addition, we now allocate our gain or loss on the sale of assets by individual operating segment and no longer as a separate line item.  These restatements affect the reported operating profit/(loss) for our operating segments for fiscal 2003; they do not affect the overall operating profit of the Concordia Group for each quarter.

In fiscal 2003, we had initially booked our loss on our sale of fixed assets in the fourth quarter as a year-end adjustment. We have now restated this loss to report the loss in the period when the assets were sold. This restatement does not change our total operating loss figure for fiscal 2003.  It does impact the operating profit/(loss) figure on a quarterly basis, however, by increasing the loss (or reducing the profit) for each of the first three quarters of fiscal 2003.

Restated operating profit (loss) by segment and quarter before overhead allocation for total fiscal year 2003

Operating profit (loss)	March 1, 2002 – May 31, 2002 Restated	June 1, 2002 – August 30, 2002 Restated	Sept 1, 2002- Nov 30, 2002 Restated	Dec 1, 2002- Feb, 28 2003 Restated	Total year
CPTA – Sweden	34	13	13	(78)	(18)
CPTA – Norway	(2)	(6)	0	(15)	(23)
CPTA – Finland	(2)	(5)	(6)	(10)	(23)
Total CPTA	30	2	7	(103)	(64)
Express	7	14	6	3	30
Interbus	3	5	1	(1)	8
Total Express and Interbus	10	19	7	2	38
Total bus operations	40	21	14	(101)	(26)
Gain of sale of fixed assets	—	—	—	—	—
Goodwill amortization	(11)	(11)	(11)	(11)	(44)
Head office items and others	(24)	(24)	(27)	(27)	(102)
Total operating profit	5	(14)	(24)	(139)	(172)

Note 2. Items affecting comparability and other exceptional items*

MSEK	September 1, 2003 - November 30, 2003	September 1, 2002 - November 30, 2002	March 1, 2003 - November 30, 2003	March 1, 2002 - November 30, 2002
Stockholm/Uppsala exceptional operating costs		43		67
Termination payment Departing MD		7		7
Exceptional Revenue relating to prior years	—	(7)	—	(7)
Total adjustments reported	—	43	—	67
Gain on sale reversal SBC fleet revaluation	—	3	—	13
Release of loss contracts provision	—	(10)	—	(10)
Total adjustments restated		36		70

Note 3. Interest expense and similar items

MSEK	September 1, 2003 – November 30, 2003	September 1, 2002 – November 30, 2002	March 1, 2003 – November 30, 2003	March 1, 2002 – November 30, 2002
Interest cost payable	(52)	(55)	(162)	(177)
Amortization of deferred financing costs	(4)	(4)	(14)	(14)
Other financial charges	(3)	(2)	(6)	(7)
Foreign exchange gains/(losses)	32	15	18	5
Total	(27)	(46)	(164)	(193)

Note 4. Liabilities to credit institutions and net indebtedness

MSEK	November 30, 2003	February 28, 2003
Syndicated bank facility, STIBOR/EURIBOR	950	975
Senior Subordinated Notes, 11%	1,441	1,460
Liabilities to credit institutions	2,391	2,435
Other long-term liabilities	18	21
Short term portion of finance lease obligation	6	7
Total debt	2,415	2,463

Less Cash and bank balance	(224)	(199)
Net indebtedness	2,191	2,264

Total debt	2,415	2,463
Short term portion of long term debt	(262)	(145)
Total long term debt	2,153	2,318

* Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.

Note 5. Operating leases

The net present values of the future lease payments for rentals are as follows:

MSEK	November 30, 2003	February 28, 2003
Net present value of future lease payments
- Vehicles	910	945
- Real estate and other	54	58

Total

964

1,003

Note 6. Fair value of financial instruments

Fuel hedge contracts

The Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended November 30, 2003, 20% of Concordia’s fuel usage was hedged through diesel swaps at a fixed price for the coming 14 months. The hedge contracts expire February 28, 2005.

Interest/currency hedges

Certain of Concordia’s borrowings are on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Concordia a larger portion of fixed interest rate arrangements. The policy is intended to ensure that interest payments on at least 50% of the loans are hedged for at least 3 years.

The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements. As of November 30, 2003, 100% of the interest payment in February 2004 and 50% of the interest payments on the senior subordinated notes of €160 million were hedged for the coming 3 years.

Note 7.  Pledged assets and contingent liabilities

MSEK	November 30, 2003	February 28, 2003
Pledged shares in subsidiaries	934	973
Floating charge certificates	117	117
Pledged assets	1,372	1,757
Guarantees and other contingent liabilities	45	45
Conditional shareholder’s contribution	648	648
Total	3,116	3,540

The following securities exist as of November 30, 2003:

The company has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Bus Co AB;

Ingenior M.O. Schoyens Bilcentraler AS

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighets AB, and

Malmfältens Omnibus AB;

Swebus Busco AB and Ingenior M.O. Schoyens Bilcentraler AS has granted pledge over its buses in aggregate amount of SEK 1,372,412,213;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,316,138.

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000;

Note 8. Equity

MSEK	Restricted equity	Unrestricted equity	Total
Opening balance March 1, 2003	28	50	78
Change in cumulative translation adjustment	—	(2)	(2)
Net loss for the period	—	(136)	(136)
Ending balance November 30, 2003	28	(88)	(60)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date:	December 17, 2003	By:	/s/ Vasant Mistry
Vasant Mistry
Chief Financial Officer